As filed with the Securities and Exchange Commission on July 23, 1999
                                        Registration No. 333-83127
=====================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                      --------------------------
                          AMENDMENT NO. 1
                                TO
                              FORM S-2
                    REGISTRATION STATEMENT UNDER
                     THE SECURITIES ACT OF 1933

                      --------------------------

                       THE PANDA PROJECT, INC.
      (Exact name of registrant as specified in its charter)


          Florida                            65-0323354
 (State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)       Identification Number)


                       951 Broken Sound Parkway
                      Boca Raton, Florida 33487
                           (561) 994-2300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           Melissa F. Crane
                   Acting Chief Financial Officer
                       The Panda Project, Inc.
                      951 Broken Sound Parkway
                     Boca Raton, Florida  33487
                          (561) 994-2300
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                    --------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration
Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

     If the registrant elects to deliver its latest annual report to securityholders, or a complete and legal facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                  CALCULATION OF REGISTRATION FEE
=====================================================================
Title of                    Proposed       Proposed
Each Class of               Maximum        Maximum
Securities      Amount      Offering       Aggregate    Amount of
to be           to be       Price Per      Offering     Registration
Registered      Registered  Share (1)      Price (1)    Fee (1)

---------------------------------------------------------------------
Common Stock,
par value       2,100,000
$.01 per share  shares     $0.148          $311,640      $86.64
=====================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low bid prices reported on the OTC Electronic Bulletin Board on July 15, 1999.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       --------------------


PROSPECTUS                                     File No. 333-

                           2,100,000 Shares

                       THE PANDA PROJECT, INC.

                            Common Stock

                       ---------------------

     This prospectus will offer 2,100,000 shares of common stock of The Panda Project, Inc., proposed to be sold from time to time by Joseph A. Sarubbi pursuant to a settlement agreement. Panda does not expect to receive any of the proceeds from the sale of the common stock by the Selling Securityholder.

     The Selling Securityholder may offer his Panda Project common stock through public or private transactions at prevailing market prices. Panda Project common stock is listed on the OTC Electronic Bulletin Board with the ticker symbol: "PNDA." On July 12, 1999, the closing price of one share of Panda Project common stock on the OTC Electronic Bulletin Board was $0.156.

     The common stock offered under this prospectus represents approximately 7.2% of the total number of shares of Common Stock outstanding on July 12, 1999. The sale of this common stock could have a negative impact on the market price of the Common Stock and adversely affect the ability of Panda to raise capital through the sale of its equity securities.

     The common stock offered under this prospectus has not been registered under the blue sky or securities laws of any jurisdiction. Any broker or dealer should assure the existence of an exemption from registration or ensure such registration in connection with the offer and sale of the common stock.

     Panda will pay all the expenses in connection with this offering, other than selling expenses and counsel fees and expenses incurred by the Selling Securityholder, if applicable. These expenses are estimated to be $14,000.

                       -----------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.
                       -----------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.
                       -----------------------

           The date of this prospectus is July   , 1999.

                          TABLE OF CONTENTS

                                                               Page
                                                               ----

Where You Can Find More Information

Incorporation of Documents by Reference

Recent Developments

Risk Factors

Year 2000 Compliance

Use of Proceeds

Settlement

Selling Securityholder

Plan of Distribution

Description of Capital Stock

Experts

     Unless the context indicates otherwise, the term "Company" and references to "we," "our" and "Panda Project" in this prospectus refer to The Panda Project, Inc.

             WHERE YOU CAN FIND MORE INFORMATION

     Panda is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with this Act, Panda files reports and other information with the Securities and Exchange Commission (the "Commission"). The Common Stock of Panda is traded on the OTC Electronic Bulletin Board.

     You may obtain copies of the information by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 800-SEC-0330.

     The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Panda, who file electronically with the Commission. The address of that site is http://www.sec.gov.

     This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules. Certain items are omitted in accordance with the rules and regulations of the Commission.

     You may read and copy this information at the following location of the Commission:

                        Public Reference Room
                        450 Fifth Street, N.W.
                        Washington, D.C.  20549

     You should rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the shares of Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     Panda maintains a World Wide Web site at www.pandaproject.com. Information contained in Panda's World Wide Web site will not be deemed to be part of this prospectus.

     THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF PANDA'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998, WHICH FORM 10-K WAS SUBSEQUENTLY AMENDED, AND PANDA'S MOST RECENT QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 1999.

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS.


              INCORPORATION OF DOCUMENTS BY REFERENCE

     The Commission allows Panda to "incorporate by reference" information in this prospectus, which means that Panda can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents listed below that Panda has previously filed with the Commission. These documents contain important information about Panda and its finances.

Company Filings                              Period or Date Filed
---------------                              --------------------

Annual Report on Form 10-K, as amended       For the year ended
                                             December 31, 1998

Quarterly Report on Form 10-Q, as amended    Quarter ended March 31,
                                            1999

Definitive Proxy Statement on Schedule 14A   Filed with the
                                             Commission on April 20,
                                             1998

Current Reports on Form 8-K                  Filed May 18, 1999 and
                                             June 18, 1999

Registration Statement on Form 8-A           Filed May 5, 1994,
                                      registering the Common
                                             Stock under Section
                                             12(g) of the Exchange
                                             Act

     Panda also incorporates by reference additional documents that it may file with the Commission. These documents include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other filings. Later information filed with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 updates and supersedes this prospectus.

     Panda will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). You can obtain documents incorporated by reference in this Registration Statement by requesting them in writing or by telephone from Panda at the following address:

                       The Panda Project, Inc.
                      951 Broken Sound Parkway
                     Boca Raton, Florida  33487
                 Attention: Chief Financial Officer
                           (561) 994-2300

                        RECENT DEVELOPMENTS

     On December 11, 1998, Panda and Joseph A. Sarubbi ("Sarubbi") entered into a settlement agreement (the "Settlement Agreement") relating to litigation in which Sarubbi has obtained a judgment against Panda in the amount of $1,227,041. Under the Settlement Agreement, Panda has agreed to pay Sarubbi total consideration worth $1,000,000 of which $240,000 has been paid in cash in December 1998 and the remainder is to be satisfied upon the sale of shares of Panda's common stock which have been delivered to Sarubbi by Panda. Panda has registered 1,775,000 shares for Sarubbi pursuant to the S-2 Registration Statement, declared effective on February 5, 1999. The parties have agreed to petition the Florida Court of Appeals for the Fourth District to dismiss the litigation within five business days after Panda's obligations in the Settlement Agreement have been completed. If such obligations are not completed, the judgment will remain in effect. This settlement amount was recorded as a charge against Company earnings for the quarter ended December 31, 1998.


     Panda has outstanding loans from Helix (PEI) Inc. ("Helix") in the aggregate principal amount of $2,000,000. Such loans bear interest at an annual rate equal to the prime rate of interest payable by the Royal Bank of Canada plus 2%, are secured by Panda's intellectual property and were due and payable on February 15, 1999. As of May 15, 1999, this principal amount due Helix has not been repaid and is in default. The inability of Panda to repay the Helix loans when due may have a material adverse effect on Panda, including possible loss of rights to its intellectual property through foreclosure which would cause Panda to cease its operations. In connection with the Helix loans, Panda has issued to Helix warrants to purchase an aggregate of 2,850,000 shares of Common Stock at exercise prices ranging from $1.63 to $2.125 per share (collectively, the "Helix Warrants"). The Helix Warrants have expiration dates ranging from December 19, 1999 to August 7, 2000. These warrants have been valued at an aggregate of approximately $4,324,000. A total of $4,324,000 has been charged to amortization expense for these warrants through February 15, 1999. This accounting treatment has no impact on Panda's cash balance. As of April 30, 1999, Helix and its affiliates hold approximately 5.7% of Panda's outstanding Common Stock (not including shares issuable upon exercise of warrants).

     On May 14, 1999, Panda, Helix and Silicon Bandwidth, Inc. ("SBI") entered into an agreement whereas upon the closing of the acquisition of certain assets of Panda by SBI, SBI will pay $1,000,000 to Helix. In consideration of such payment, and the issuance of 1,000,000 shares of Panda common stock to Helix, Helix releases Panda from payment on all accrued interest on the notes remaining unpaid as of the date of such payment of $1,000,000. The remaining $1,000,000 and accrued interest will be paid in eleven payments by SBI to Helix.

                            RISK FACTORS

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

1.     RISK ASSOCIATED WITH OUR FINANCIAL POSITION.

     (a) WE HAVE A HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES. We are a development stage company with limited operating revenue. We have incurred losses in each year since our inception in 1992. As of July 6, 1999, we had an accumulated deficit of approximately $74 million. We expect to continue to experience substantial losses for the foreseeable future. We are unable to predict the extent of any future losses or the time required to achieve profitability.

     (b) WE LACK SOURCES OF ADDITIONAL FUNDING. We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect to continue to do so for the foreseeable future. We have depended upon proceeds of sales of our securities to fund our operations since our inception. Panda has been unable to secure additional sources of capital to fund our business. This continued inability to secure capital will cause us to be unable to
(i) develop or enhance our products, (ii) take advantage of future opportunities or (iii) respond to competitive pressures without additional funding. These limitations placed on Panda due to our inability to secure additional funding could materially adversely affect Panda's business, financial condition and operating results.

     In addition, Panda s working capital is insufficient to operate Panda. Panda is currently in default under different leases due to breaches of insolvency covenants. In the event that the proposed sale of Panda s assets to SBI is not consummated and Panda cannot obtain additional financing, Panda may be forced to cease operations.

     (c) WE CANNOT REPAY OUTSTANDING INDEBTEDNESS: Panda has outstanding loans from Helix in the aggregate principal amount of $2,000,000. The loans bear interest at an annual rate equal to the prime rate of interest payable by the Royal Bank of Canada plus 2%, are secured by Panda's intellectual property and were due and payable on February 15, 1999. As of July 9, 1999, this principal amount due Helix has not been repaid and we are in default under the provisions of this loan. The inability of Panda to repay the Helix loans when due may have a material adverse effect on Panda, including possible loss of rights to its intellectual property through foreclosure, and could cause Panda to be unable to implement its business strategy or force Panda to otherwise significantly curtail or cease its operations. Our obligations under the Helix loans would be assumed by SBI upon consummation of the Proposed Sale.

2.     BUSINESS FACTORS THAT MAY ADVERSELY AFFECT OUR OPERATIONS.

     (a) WE FACE THE PRESSURES OF A COMPETITIVE INDUSTRY. Panda operates in markets that are subject to intense competitive pressures that could affect prices or demand for Panda's products and services. The effect of competition on prices and demand may result in reduced profit margins and/or loss of market opportunity. Some competitors of Panda dominate their industries and have the financial resources to enable them to withstand substantial price competition or downturns in the market for semiconductor packages, related technologies and/or computers. Panda faces the possibility (1) that we will not be able to compete successfully, (2) that our competitors or future competitors will develop technologies or products that render Panda's products and technology obsolete or less marketable or (3) that we will not be able to successfully enhance our products or technology or adapt them satisfactorily.

     (b)     WE HAVE RISKS INVOLVED WITH OUR INTERNATIONAL SALES.
Conducting business outside of the United States is subject to particular risks, including:

     -     changes in regulatory requirements and tariffs;

     -     reduced protection of intellectual property rights;

     -     difficulties in distribution;

     -     the burden of complying with a variety of foreign laws;
           and

     - political or economic constraints on international trade or instability.

     In addition, all of our international sales are currently priced in U.S. dollars, but future sales or licensing of our products or technologies outside the United States may be subject to the risks associated with fluctuations in currency exchange rates.

     (c)     WE CANNOT BE SURE THE MARKET WILL ACCEPT OUR PRODUCT.
The products and technologies currently being sold or developed by Panda utilize newly developed designs. We believe that our existing and proposed technology and products represent significant advancements in semiconductor packaging technology. Demand for Panda's existing and proposed products, however, is subject to a high degree of uncertainty. Such high degrees of uncertainty are typical in the case of newly developed products. Achieving marketing acceptance for Panda's technology and existing and proposed products will require substantial marketing efforts and expenditure of significant funds to educate potential purchasers as to the distinctive characteristics and anticipated benefits of Panda's proposed products and technologies. Potential purchasers may be inhibited from doing business with Panda due to their commitment to their existing products. In addition, many potential purchasers may be reluctant to use Panda's products and technologies until a sufficient number of other potential purchasers have already committed to do so. We have hired sales and marketing personnel for its VSPA semiconductor package and Compass Connector. Panda's marketing efforts may not be successful. If we are unable to market our products successfully, our business, financial condition and operating results will be materially adversely affected.

     (d) OUR PRODUCT IS VERY COMPLEX. Panda's success will depend in part upon its products and technology meeting acceptable cost and performance criteria, and upon timely introduction of our products and technology into the marketplace. There can be no assurance (1) that Panda's products and technology will satisfactorily perform the functions for which they are designed, (2) that they will meet applicable price or performance objectives or (3) that unanticipated technical or other problems will not occur which would result in increased costs or material delays in their development or commercialization. In addition, technology as complex as that which will be incorporated into Panda's proposed products may contain errors which become apparent subsequent to widespread commercial use. Remedying such errors could delay Panda's plans and cause us to incur additional costs which would have a material adverse effect on Panda.

     (e) WE ARE DEPENDENT ON MANUFACTURERS AND SUPPLIERS. Panda has developed the ability to manufacture the VSPA semiconductor package. We have also made arrangements with third-party manufacturers to produce certain versions of the VSPA semiconductor package. Despite these existing production arrangements, Panda may not be able to produce sufficient quantities of VSPA to meet demand. Any inability to meet the demand for our products would have a material adverse effect on Panda's business, financial conditions and operating results.

     (f) WE DEPEND ON KEY PERSONNEL. Because of the specialized technical nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. The competition for qualified personnel in the technology field is intense. We may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, would be detrimental to our research and development programs and to our business. Panda may not be able to continue to hire additional qualified personnel or retain such necessary personnel. The failure to attract and retain the necessary personnel could materially adversely affect our business, financial condition and operating results. We maintain "key man" life insurance on Mr. Crane's life in the amount of $2,000,000.

     (g) WE ARE DEPENDENT ON OUR INTELLECTUAL PROPERTY. Trademarks, patents, copyrights, trade secrets and other intellectual property are critical to our success, and we rely on trademark, trade secret protection and confidentiality and/or license agreements with our employees, clients, partners and others to protect our proprietary rights. We seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Proprietary rights relating to our technologies will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or copyrights or are effectively maintained as trade secrets. As of June 7, 1999, Panda had obtained 19 United States patents and an aggregate of 43 foreign patents. We currently have a total of 17 patent applications pending in the United States and 30 foreign patent applications. Pending patent applications may not result in patents being issued. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. The patent position of high technology companies involves complex legal and factual questions and, therefore, we cannot predict their validity and enforceability with certainty. Even if issued, our patent applications may be challenged, invalidated, held unenforceable or circumvented. Further, rights granted under future patents may not provide proprietary protection or competitive advantages to us against competitors with similar technology. Others may independently develop similar technologies or duplicate technologies developed by us. Effective trademark and trade secret protection may not be available in every country in which our products and services are made available online. The steps we have taken to protect our proprietary rights may not be adequate, and third parties may infringe upon or misappropriate our trade secrets, trademarks, trade dress and similar proprietary rights. Others may independently develop substantially equivalent intellectual property. Any significant failure to protect our intellectual property in a meaningful manner could materially adversely affect our business, financial condition and operating results. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and technical resources, which could materially adversely affect our business, financial condition and operating results.

3.     OTHER FACTORS THAT MAY ADVERSELY AFFECT OUR RESULTS

     (a) WE HAVE TWO PENDING LITIGATION MATTERS. On October 16, 1998, a complaint was filed against Panda in the United States District Court for the Southern District of New York by Promethean Investment Group, L.L.C. The complaint alleges breach of contract by Panda for failing to proceed with a financing transaction and seeks damages in an unspecified amount in excess of $270,000 or a declaration that Panda is required to proceed with the financing transaction. The outcome is both immeasurable and undeterminable. We may not be successful in defending this litigation. Even if Panda is successful in defending itself in such litigation, the diversion of critical resources involved in defending and settling these actions could have a substantial material adverse effect on Panda.

     On December 11, 1998, Panda and Joseph A. Sarubbi ("Sarubbi") entered into a settlement agreement (the "Settlement Agreement") relating to litigation in which Sarubbi has obtained a judgment against Panda in the amount of $1,227,041. Under the Settlement Agreement, Panda has agreed to pay Sarubbi total consideration worth $1,000,000 of which $240,000 has been paid in cash and the remainder is to be satisfied upon the sale of Panda Project shares which have been delivered to Sarubbi by Panda. Panda will register those shares for Sarubbi pursuant to the Registration Statement of which this prospectus is a part. The parties have agreed to petition the Florida Court of Appeals for the Fourth District to dismiss the litigation within five business days after Panda's obligations in the Settlement Agreement have been completed. If such obligations are not completed, the judgment will remain in effect. This settlement amount will be recorded as a charge against Company earnings for the quarter ended December 31, 1998.

     (b) WE CANNOT ENSURE YEAR 2000 COMPLIANCE. Panda believes that computer systems of Panda and its suppliers are able to process date information beyond the year 1999. Panda is working to monitor the progress of its key suppliers to achieve Year 2000 compliance. The failure of a major supplier to become Year 2000 compliant would materially adversely affect Panda's business operations.

4.     OTHER FACTORS THAT MAY ADVERSELY AFFECT OUR COMMON STOCK

     (a) WE HAVE BEEN DELISTED FROM NASDAQ NATIONAL MARKET. Panda was delisted from the Nasdaq National Market, effective December 16, 1998, due to its inability to meet the requirements necessary to be listed on that exchange. On December 17, 1998, Panda began trading on the NASD OTC Electronic Bulletin Board system or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of Panda's securities or to obtain accurate quotations as to the price of, such securities. In addition, delisting may affect our ability to issue additional securities or to secure additional financing.

     (b)     WE HAVE EXISTING OBLIGATIONS TO SOME PANDA
SECURITYHOLDERS. Holders of Common Stock received in the August 1998 private placement have the right to receive $100,000 in penalty payments from Panda due to unfulfilled obligations. Some of the holders have agreed to waive this penalty.

     (c) ANTI-TAKEOVER STATUTES. Certain provisions of our Amended and Restated Articles of Incorporation and Florida law could make a merger, tender offer or proxy context involving Panda more difficult, even if such events could be beneficial to the interests of the shareholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the common stock. See "DESCRIPTION OF CAPITAL STOCK Florida Law and Certain Anti-takeover Charter Provisions."

     (d)     POSSIBLE LACK OF RESOURCES OF SELLING SECURITYHOLDER.
The Selling Securityholder may be deemed to be an Underwriter pursuant to the Securities Act. As Underwriters, they may become liable to the purchasers of the Common Stock offered under this prospectus pursuant to the terms of the Securities Act if certain provisions of the Securities Act are not complied with by them. The Selling Securityholder may not have the financial resources to discharge any such liability.

                         YEAR 2000 COMPLIANCE

     Like many other companies, Year 2000 computer issues create certain risks for us. If our financial, operational and information systems do not correctly recognize the process date information beyond the year 1999, it could have a significant adverse impact on Panda's ability to process information, which could create significant potential liability for Panda. To address potential Year 2000 issues with its internal systems, we have evaluated these systems. The initial assessment indicated that certain internal systems should be upgraded or replaced as part of a solution to the Year 2000 problem. The costs incurred to date related to these programs have not been material. The estimated cost to be incurred by us in the future is not expected to exceed $20,000. These estimates do not include potential costs related to any customer or other claims or the cost of internal software and hardware replaced in the normal course of business. These estimates are based on our current assessment of the projects and may change as the project progresses.

     We are also working with key suppliers of products and services to monitor their progress toward Year 2000 compliance. The failure of a major supplier to become Year 2000 Compliant on a timely basis could materially adversely affect our business, financial condition and operating results.

     We have begun internal discussions concerning contingency, planning to address potential problem areas with internal systems and with suppliers and other third parties. We expect assessment, remediation and contingency planning activities to continue throughout the year 1999 with the goal of resolving all material internal and external systems and third-party issues. While Panda has not completed its detail plans with regards to this uncertainty, our management believes, based on discussions with vendors of its major business applications and Year 2000 Compliance certificates received from the related software developers, that the financial impact of making the required systems changes, if any, will not be material to Panda's financial position, results of operations or cash flows.

     We deem "Year 2000 Compliant" to mean software that can individually, and in combination with all other systems, products or processes with which the software is designed to interface, continue to operate successfully (both in functionality and performance in all material respects) over the transition into the twenty-first century when used in accordance with the documentation relating to such software. Year 2000 Compliance includes being able to, before, on and after January 1, 2000, substantially conform to the following:

     - use logic pertaining to dates which allow users to identify and/or use the century portion of any date fields without special processing;

     - respond to all date elements and ate input to resolve any ambiguity as to century in a disclosed, defined and pre-determined manner; and

     - provide date information in ways which are unambiguous as to century.

     This may be achieved by permitting or requiring the century to be specified or where the date element is represented without a century, the correct century in unambiguous for all manipulations involving that element.

                           USE OF PROCEEDS

     Panda does not expect to receive any proceeds from the sale of shares of Common Stock by the Selling Securityholder.

                             SETTLEMENT

     Under the Settlement Agreement, Panda has agreed to pay Sarubbi total consideration of $1,000,000 of which $240,000 has been paid in cash and the remaining $760,000 (the "Outstanding Obligation") was to be satisfied upon the sale of shares of Common Stock delivered to Sarubbi by Panda.

     Panda has previously issued 1,775,000 shares of its Common Stock to Sarubbi pursuant to the Settlement Agreement. Sarubbi received proceeds of $254,450 from the sale of such shares. Panda has issued an additional 2,100,000 shares of Common Stock to Mr. Sarubbi to meet its obligations pursuant to the Settlement Agreement. The shares of Common Stock issued to Sarubbi are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the Settlement Agreement, Panda filed the Registration Statement (of which this prospectus is a part) and will use its best efforts to keep the Registration Statement effective until all of the Common Stock is disposed or by Sarubbi. Expenses of this offering, estimated at $14,000, will be paid by Panda.

     All trades will be made through a registered broker. All sums received by Sarubbi as a result of his sale of Common Stock, reduced by any transaction cost such as broker's fees and commissions incurred by Sarubbi in the course of such sales, will reduce the aggregate amount of the Outstanding Obligation on a dollar-for-dollar basis. Upon satisfaction of the Outstanding Obligation, any remaining shares of Common Stock held by Sarubbi will be returned to Panda. If the Outstanding Obligation has not been satisfied upon sale of the Common Stock, Panda will repay the Outstanding Obligation within 10 days.

                        SELLING SECURITYHOLDER

     All of the shares of Common Stock of Panda offered hereby are being sold by the Selling Securityholder named below. Panda will receive none of the proceeds from the sale of shares offered hereby. The Selling Securityholder is a former director of Panda.

     The following table sets forth information concerning the beneficial ownership of shares of Common Stock by the Selling Securityholder as of July 6, 1999, and the number of such shares included for sale in this prospectus, assuming the sale of all Shares being offered by this prospectus. The shares offered hereby consist of 2,100,000 shares of Common Stock acquired by Sarubbi pursuant to a settlement agreement.

                   Shares          Shares     Shares
Selling            Owned Prior     Offered    Owned
Securityholder     to Offering     Hereby     After Offering
--------------     -----------     -------    --------------
Joseph A. Sarubbi  2,100,000       2,100,000  0


                     PLAN OF DISTRIBUTION

     The Shares will be offered and sold by the Selling Securityholder for its own account. Panda will not receive any proceeds form the sale of the Common Stock pursuant to this prospectus. Panda has agreed to pay the expenses of registration of the Common Stock, including Panda's legal and accounting fees and counsel fees and expenses incurred by the Selling Securityholder.

     The Selling Securityholder may offer and sell the Common Stock from time to time in transactions on the OTC Electronic Bulletin Board or in brokerage transactions at prevailing market prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder or the purchasers of Common Stock for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this prospectus, Panda is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Securityholder.

     The Selling Securityholder and any brokers or dealers acting in connection with the sale of the Common Stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Common Stock as principals may be deemed underwriting compensation under the Securities Act.

                    DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Panda consists of 50,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock").

COMMON STOCK

     As of July 12, 1999, there were 29,323,476 shares of Common Stock outstanding and held of record by 285 shareholders.

     The holders of Common Stock are entitled to one vote for each share held. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Panda, holders of Common Stock are entitled to receive all assets of Panda available for distribution to shareholders, subject to any preferential rights of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering, will be fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation, dividend rights, and conversion rights, without any further vote or action by shareholders. The issuance of Preferred Stock could adversely effect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of Panda.

SERIES A CONVERTIBLE PREFERRED STOCK

     The Board of Directors of Panda has designated 1,000 shares of the Preferred Stock as Series A-3 Convertible Preferred Stock ("Series A Preferred") with the rights, preferences, privileges and terms set forth in Panda's Sixth Articles of Amendment of Amended and Restated Articles of Incorporation ("Articles of Amendment"). Panda has issued 600 shares of Series A Preferred for an aggregate purchase price of $6,000,000. In the event particular conditions are met, Panda has the right to cause the issuance of 400 additional shares of Series A Preferred.

     Holders of Series A Preferred are entitled to receive a dividend of 5% per annum of the purchase price of such shares, payable quarterly, at the option of Panda either in cash or as an accrual to the purchase price utilized in computing the number of shares of Series A Preferred issuable on conversion. So long as any Series A Preferred is outstanding, no dividends may be paid nor shall any distribution be made, on Common Stock or other shares junior in rank to the Series A Preferred ("Junior Shares") unless all dividends for all past quarterly dividend periods have been paid or declared and a sum of cash or amount of shares sufficient for the payment thereof set apart.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of Panda, the holders of Series A Preferred are entitled to receive in cash from the assets of Panda, before any amount shall be paid to holders of Junior Shares, an amount per share of Series A Preferred equal to the sum of (i) the purchase price for such share and (ii) any accrued but unpaid dividends thereon. If the amounts available for distribution are insufficient to pay the full amount due to holders of Series A Preferred, and shares of other classes or series of preferred stock of Panda that are of equal rank to the Series A Preferred then each holder of Series A Preferred and such other shares shall receive a percentage of the amounts available for distribution ratably in proportion to the respective amounts of such assets to which they otherwise would be entitled.

     Holders of Series A Preferred shall have no voting rights except as required by law or as specified in the Articles of Amendment. Pursuant to the Articles of Amendment, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred is required for (i) any amendment to Panda's Articles of Incorporation which would alter the rights and preferences of the Series A Preferred or otherwise impair the rights of the holders of Series A Preferred relative to the holders of the Common Stock or the holders of any other class of capital stock, or (ii) any issuance of more than the 1,000 shares of Series A Preferred. In addition, without the prior written approval of the holders of 66 2/3% of the Series A Preferred shares, Panda shall not (1) consolidate or merge with another corporation or other entity or person, whereby the shareholders of Panda own in the aggregate less than 50% of the ultimate parent or surviving entity, (2) transfer all or substantially all of Panda's assets to another corporation or other entity or person, or (3) fix a record date for the declaration of a distribution or dividend, whether payable in cash, securities or assets (other than shares of common stock).

     Shares of Series A Preferred are convertible into shares of Common Stock pursuant to a formula whereby the purchase price of the shares to be converted plus accrued dividends are divided by a conversion price defined as the lower of (i) $3.50, subject to adjustment in the event of certain dilutive issuances of securities by Panda or for stock splits or similar events (the "Fixed Conversion Price"), or (ii) a percentage of the average closing bid price of the Common Stock for the five days immediately preceding conversion equal to 92%, if conversion occurs during the period beginning 120 days and ending 180 days after issuance of the Series A Preferred, or 90%, if conversion occurs after 180 days from issuance of the Series A Preferred. The conversion of Series A Preferred into shares of Common Stock may not occur during the period prior to 120 days after issuance except at the Fixed Conversion Price. All outstanding Series A Preferred will automatically convert into Common Stock, at the then applicable conversion price, on the fifth anniversary of issuance. In addition, Panda has the right to require that all unconverted shares of Series A Preferred be converted to Common Stock at any time if the closing bid price of the Common Stock is equal to $12.00 per share for a period of twenty consecutive trading days.

     The terms of the Series A Preferred, provide that upon the occurrence of certain "Triggering Events," including suspension of sales under the Registration Statement, failure of Panda's Common Stock to be listed, or the suspension of trading in Panda's Common Stock, on the OTC Electronic Bulletin Board, or failure of Panda to convert shares of Series A Preferred as required, Panda shall pay the holders $100,000 on the first day of each month until the Triggering Events have been remedied. Certain Triggering Events have occurred and have not been remedied as of the date hereof. Panda has entered into an agreement with the holders of the Series A Preferred whereby such holders have agreed to waive all amounts owed due to the occurrence of previous Triggering Events.

PRIVATE PLACEMENT

     On August 14, 1998, Panda completed an agreement for the sale of 2,346,626 shares of its Common Stock and 2,346,626 shares of Common Stock issuable upon the exercise of Common Stock Purchase Warrants in a private placement to accredited investors with gross proceeds of approximately $3.8 million of which all but $200,000 has been funded as of the date hereof (the "Private Placement"). Expenses of the Private Placement were approximately $230,000. In addition to the shares of Common Stock purchased by each investor in the Private Placement, such investor received a warrant (the "Private Placement Warrants") to purchase an equal number of shares of Common Stock, subject to adjustment for stock splits and similar events, at an exercise price of $2.55 per share. Upon exercise of the Private Placement Warrants, an investor may elect to receive a reduced number of shares of Common Stock in lieu of tendering the warrant exercise price in cash. The Private Placement Warrants have a term of five years expiring August 13, 2003. Issuance of shares of Common Stock pursuant to exercise of the Private Placement Warrants requires the approval of Panda's shareholders.

     Under the terms of the Securities Purchase Agreement relating to the Private Placement, if on either the six-month or the one-year anniversary of the date of closing of the Private Placement (each an "Anniversary Date"), the average closing bid price of the Common Stock for the twenty-trading day period ending on the trading day immediately prior to the applicable Anniversary Date is less than the closing price ($2.0375) or the prior Anniversary Price in the event the six-month Anniversary Price is less than the closing price, respectively, Panda is required to issue a number of shares of Common Stock within ten days after the Anniversary Date, equal to the product of (i) (x) the difference between the closing price (or if the measurement date is the one-year Anniversary Date, the six-month Anniversary Price if the six-month Anniversary Price is less than the closing price) and the applicable Anniversary Price, multiplied by
 .85, multiplied by (y) the number of shares of Common Stock purchased by the investors in the Private Placement and not sold or assigned to non-affiliated third parties, divided by (ii)(x) the applicable Anniversary Price multiplied by (y) .85. The shares issuable pursuant to this formula are referred to in this Registration Statement as the "Fill-Up Shares." Issuance of the Fill-up Shares pursuant to these provisions requires the approval of Panda's shareholders.

     Panda has agreed to seek the necessary shareholder approval prior to issuance of shares of Fill-Up Shares and common stock issuable upon exercise of the Private Placement Warrants. As of July 9, 1999, no Fill-Up Shares have been issued. If Fill-Up Shares had been issued, the number of Fill-Up Shares which Panda would have been required to issue on July 9, 1999 totaled 13,622,762.

     In the event (i) the Common Stock is delisted or suspended from trading on Nasdaq, (ii) the Fill-Up Shares and shares issuable upon exercise of the Private Placement Warrants are not issuable or are not listed with Nasdaq, or (iii) if Panda fails to issue Fill-Up Shares as required, then Panda shall pay to the initial investors $100,000 for each full 30-day period that the condition continues. Because the Common Stock has been delisted from trading on Nasdaq, liabilities under the Fill-Up Share provisions have been triggered. A portion of this liability has been waived in an agreement by and between Panda and the holders of the Series A Preferred whereby such holders have agreed to waive all amounts due for failure to issue the Fill-Up Shares.

     Panda has agreed to file a registration statement with the Commission to effect the registration for resale of the Common Stock issued in the Private Placement and the and pursuant to the Fill-Up provisions. If the registration statement is not declared effective by the Commission within 90 days after the closing of the Private Placement, Panda may be liable to investors for penalty payments for each month that such registration statement has not been declared effective. As of July 9, 1999, the registration statement relating to these shares of Common Stock has not been declared effective and Panda could be subject to such penalty payments. Panda shall pay to the holders of the common stock an amount ranging from 1% to 3% of the purchase price paid for the common shares issued multiplied by: (i) the number of months (prorated for partial months) after the end of such 90-day period and prior to the date the Registration Statement is declared effective by the Commission exclusive of certain delays which are attributable to the holders, (ii) exclusive of Allowed Delays (as defined), the number of months (prorated for partial months) that sales cannot be made pursuant to the Registration Statement after the Registration Statement has been declared effective and (iii) exclusive of Allowed Delays the number of months (prorated for partial months) that the Common Stock is not listed or included for quotation on the Nasdaq, NYSE or AMEX or that trading thereon is halted after the Registration Statement has been declared effective.

FLORIDA LAW AND CERTAIN ANTI-TAKEOVER CHARTER PROVISIONS

     Florida has enacted legislation that may deter or frustrate takeovers of Panda. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, starting at 20%, will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates.

     Panda's Amended and Restated Articles of Incorporation provide that the authorized number of directors may be changed only by resolution of the Board of Directors, that the Board of Directors is classified into three classes, only one of which shall be elected at any given annual meeting and that directors can only be removed for cause. These provisions, which require the vote of at least two-thirds of the shareholders to amend, could have the effect delaying, deterring or preventing a change in control of Panda or depress any market price of the Common Stock or discouraging hostile bids in which shareholders of Panda could receive a premium for their shares of Common Stock.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company has been appointed as the transfer agent and the registrar for Panda's Common Stock.

                               EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of The Panda Project, Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to The Panda Project, Inc.'s ability to continue as a going concern as described in Note B of the financial statements) of Grant Thornton LLP for the year ended December 31, 1998. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of the firm as an expert in accounting and auditing.

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of The Panda Project, Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to The Panda Project, Inc.'s ability to continue as a going concern as described in Note B to the financial statements) as of December 31, 1997 and for the nine-month period ended December 31, 1997 and for the year ended March 31, 1997 of PricewaterhouseCoopers LLP. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.


                               PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.          Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All these expenses will be paid by Panda.

     Nature of Expense
     -----------------

     SEC registration fee . . . . . . . . . . .$     86

     Legal and accounting fees and expenses . .$ 13,400 *

     Miscellaneous  . . . . . . . . . . . . . .$    514
                                               ---------
                                TOTAL          $ 14,000 * Estimated
                                               =========

Item 15.    Indemnification of Directors and Officers.  Florida
            Business Corporation Act.

     Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Registrant, will have the power to indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action of proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850(2) of the FBCA provides that a Florida corporation will have the power to indemnify any person who is or was a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification will be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be made under Section 607.0850(2) in respect of any claim, issue or matter as to which such person will have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, will determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court will deem proper.

     Section 607.0850 of the FBCA further provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue or matter therein, he will be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided pursuant to Section 607.0850 is not exclusive; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

     Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification of advancement of expenses will not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (4) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Articles of Incorporation of the Registrant

     The Articles of Incorporation of the Registrant (the "Articles") provide that, to the fullest extent permitted by applicable law, as amended from time to time, the Registrant will indemnify any person who is or was a party or is threatened to be made a party to an action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of the Registrant or serves or served any other enterprise at the request of the Registrant. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.

     In addition, the Articles provide that a director of the Registrant will not be personally liable to the Registrant or its shareholders for monetary damages for breach of the director's fiduciary duty. However, the Articles do not eliminate or limit the liability of a director for any of the following reasons: (i) a breach of the director's duty of loyalty to the Registrant or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (iii) a violation under Section 607.0834 of the FBCA (which imposes liability upon directors for unlawful distributions); (iv) a transaction from which the director derived an improper personal benefit; or (v) an act or omission occurring before the effective date of the Articles.

Indemnification

     The Registrant has entered into or intends to enter into Indemnification Agreements with its directors (collectively, the "Agreements") which provide that each director is entitled to indemnification to the fullest extent permitted by applicable law. Such indemnification will cover all expenses, liabilities, judgments (including punitive and exemplary damages), penalties, fines (including excise taxes relating to employee benefit plans and civil penalties) and amounts paid in settlement which are incurred or imposed upon the director if the director is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding of any kind, whether civil, criminal, administrative or investigative (including actions by or in the right of the Registrant and any preliminary inquiry or claim by any person or authority), by reason of the fact that the director is or was a director, officer, employee or agent of the Registrant or is or was serving at the Registrant's request as a director, officer, employee or agent of another corporation (including a subsidiary), partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof (collectively, the "Covered Matters"). Pursuant to the Agreements, the directors are presumed to be entitled to indemnification irrespective of whether the Covered Matter involves allegations of intentional misconduct, alleged violations of Section 16(b) of the Exchange Act, alleged violations of Section 10(b) of the Exchange Act (including Rule 10b-5 thereunder), breach of the director's fiduciary duties (including duties of loyalty or care) or any other claim.

     In addition to the foregoing, Panda maintains a director and officer liability insurance policy insuring directors and officers of the Registrant against certain liabilities.

Item 16.   Exhibits.

Exhibit      Description of Exhibit
-------      ----------------------

3.1 Amended and Restated Articles of Incorporation of Panda, as amended *

3.2          Amended and Restated By-Laws of Panda *

4.1          Specimen Certificate of Common Stock of Panda (filed as
             Exhibit 4.1 to Panda's Registration Statement on Form SB-2 (File No. 33-6694-A)) *

5.1          Opinion of Morgan, Lewis & Bockius LLP

23.1         Consent of Morgan, Lewis & Bockius LLP (included in
             Exhibit 5.1)

23.2         Consent of PricewaterhouseCoopers LLP

23.3         Consent of Grant Thornton LLP

-----------------
*   Incorporated herein by reference.

Item 17.   Undertakings.

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i)     To include any prospectus required by Section
10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post- effective amendment by those paragraphs is contained in periodic reports filed by Panda pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time will be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in this Registration Statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time will be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Panda pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.


                             SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 23rd day of July, 1999.


                                   THE PANDA PROJECT, INC.


                                   By:   /s/ Stanford W. Crane, Jr.
                                      -----------------------------
                                        Stanford W. Crane, Jr.
                                         President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                       Date
---------                    -----                       ----


/s/ Stanford W. Crane, Jr.   Chief Executive Officer,
                             President                July 23, 1999
Stanford W. Crane, Jr.       and Director (Principal
                             Executive Officer)

/s/ Melissa F. Crane         Acting Chief Financial
                             Officer                  July 23, 1999
Melissa F. Crane             (Principal Financial and
                             Accounting Officer)



/s/ William E. Ahearn        Director                 July 23, 1999

William E. Ahearn


                           EXHIBIT INDEX
                           -------------

Exhibit          Description of Exhibit

5.1         --     Opinion of Morgan, Lewis & Bockius LLP *

23.1        --     Consent of Morgan, Lewis & Bockius LLP (included
                   in Exhibit 5.1) *

23.2        -      Consent of Grant Thornton LLP *

23.3        --     Consent of PricewaterhouseCoopers LLP *


--------------
*  Previously filed with Registration Statement dated July 16, 1999.